SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                                 EpicEdge, Inc.
--------------------------------------------------------------------------------
(Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
(Title of Class of Securities)


                                    539577304
--------------------------------------------------------------------------------
(CUSIP Number)



                            Michael A. Nemeroff, Esq.
                        Vedder, Price, Kaufman & Kammholz
                            222 North LaSalle Street
                             Chicago, IL 60601-1003
                                 (312) 609-7500
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                               November 11, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|

                                                            (Page 1 of 11 Pages)

                                  SCHEDULE 13D
CUSIP No. 539577304                                           Page 2 of 11 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Edgewater Private Equity Fund III, L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

         00

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                33,077,207

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                           0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                21,431,656

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                           0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         33,077,207

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         88.9%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

         PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 539577304                                           Page 3 of 11 Pages

         This Amendment No. 2 ("Amendment No. 2") further amends the statement on Schedule 13D dated February 21, 2002 (the "Initial Schedule 13D"), as amended by that certain Amendment No. 1 dated April 16, 2002 (the "Amendment No. 1"), and is being filed with the Securities and Exchange Commission (the "SEC") by Edgewater Private Equity Fund III, L.P., a Delaware limited partnership ("Edgewater" or the "Reporting Person"), in accordance with the requirements of Rule 13d-1 promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The purpose of this Amendment No. 2 is to reflect changes in the beneficial ownership of the Reporting Person since the filing of Amendment No. 1 to the Initial Schedule 13D as a result of the conversion of debt held by the Reporting Person into equity securities of EpicEdge Inc., a Texas corporation (the "Issuer").

         The Reporting Person is a member of group consisting of Fleck T.I.M.E. Fund LP, a Delaware limited partnership ("TIME"), Fleck T.I.M.E. Overseas Fund, Ltd., a Caymen Islands limited liability company ("Overseas") and certain shareholders of the Issuer. The Reporting Person has provided information in this Amendment No. 2 with respect to itself and certain other members of the group. Information provided herein by the Reporting Person with respect to such members of the group is based solely on information last known to the Reporting Person and the Reporting Person is not responsible for the completeness or accuracy of such information. This Amendment No. 2 is being filed in conjunction with the other Schedule 13Ds to be filed by the other members of the group to which the Reporting Person is a member.

Item 1.  Security and Issuer.
         -------------------

         This statement relates to the common stock, par value $0.01 per share (the "Common Stock") of the Issuer. The principal executive offices of the Issuer are located at 5508 Hwy. 290 West, Suite 300, Austin, Texas 78735.

Item 2.  Identity and Background.
         -----------------------

         Edgewater Private Equity Fund III, L.P., a Delaware limited partnership, having its principal executive offices at 900 North Michigan Avenue, 14th Floor, Chicago, Illinois 60611. The general partner of Edgewater is Edgewater III Management, L.P., a Delaware limited partnership ("Edgewater Management"), having its principal executive offices at 900 North Michigan Avenue, 14th Floor, Chicago, Illinois 60611. The general partner of Edgewater Management is Gordon Management, Inc., an Iowa corporation ("Gordon"), having its principal executive offices at 900 North Michigan Avenue, 14th Floor, Chicago, Illinois 60611. The names, positions and principal business addresses of each of the directors and executive officers of Gordon are as follows:

      Name             Position with Gordon         Principal Business Address
      ----             --------------------         --------------------------
      James A. Gordon  President and Sole Director  900 North Michigan Avenue,
                                                    14th Floor,
                                                    Chicago, Illinois 60611

         Edgewater is principally engaged in the business of investing and holding securities in various entities. Edgewater Management is principally engaged in the business of acting as general partner of Edgewater and investing and holding securities in various entities. Gordon is

                                  SCHEDULE 13D
CUSIP No. 539577304                                           Page 4 of 11 Pages


principally engaged in the business of acting as general partner of Edgewater Management and investing and holding securities in various entities.

         During the last five years, neither the Reporting Person nor, to the best of its knowledge, any general partner, director or executive officer of the Reporting Person, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         In February 2000, (a) Edgewater acquired 1,200,000 shares of Common Stock from the Issuer in a private transaction for the total consideration of $6,000,000, and (b) TIME acquired 400,000 shares of Common Stock from the Issuer in a private transaction for the total consideration of $2,000,000. In March 2000, TIME transferred 8,000 shares of Common Stock of the Issuer to Overseas. In September 2000, (a) Edgewater acquired an additional 1,250,000 shares of Common Stock from the Issuer in a private transaction for the total consideration of $1,250,000, and (b) TIME acquired an additional 750,000 shares of Common Stock from the Issuer in a private transaction for the total consideration of $750,000. In September 2000, TIME transferred 30,000 shares of Common Stock of the Issuer to Overseas. The above described purchases were effectuated pursuant to two separate purchase agreements among the Issuer, Edgewater, TIME and certain other investors (the "Purchase Agreements").

         In July 2000, (a) Edgewater acquired a convertible promissory note from the Issuer in a private transaction for the total consideration of $3,750,000, and (b) TIME acquired a convertible promissory note from the Issuer in a private transaction for the total consideration of $1,250,000 (collectively, the "July Debt"), pursuant to a loan agreement by and among the Issuer, Edgewater and TIME. The July Debt, plus accrued interest thereon, was previously convertible into Common Stock of the Issuer at a price per share equal to $5.00.

         On December 1, 2000, TIME acquired a convertible promissory note from the Issuer in a private transaction for the total consideration of $1,000,000 (the "December Debt"; and, together with the July Debt, the "Old Debt"). The December Debt, plus accrued interest thereon, was previously convertible into Common Stock of the Issuer at a price per share equal to $0.50.

         In June 2001, TIME loaned the Issuer an additional $400,000 in a private transaction (the "June Debt"). This loan was made pursuant to the terms of a certain Memorandum of Terms dated as of June 21, 2001. The Memorandum of Terms provided that such loan was convertible into shares of preferred stock of the Issuer at $0.75 per share. Such loan was never evidenced by a promissory note. Furthermore, prior to the date of this Statement, the Memorandum of Terms has been terminated by the parties thereto.

         In February 2002, Edgewater loaned the Issuer an aggregate principal amount of $610,000 in exchange for a secured promissory note. In March 2002, Edgewater loaned the Issuer an additional aggregate principal amount of $250,000 in exchange for a substitute secured promissory note in the aggregate principal amount of $860,000 (the "March Debt").

                                  SCHEDULE 13D
CUSIP No. 539577304                                           Page 5 of 11 Pages

         On April 16, 2002, the Issuer, Edgewater, TIME and certain other parties named therein entered into a Note and Preferred Stock Purchase Agreement (as amended, the "April Purchase Agreement"), pursuant to which Edgewater loaned the Issuer an additional aggregate principal amount of $740,000 (the "April 16 Debt"). On April 29, 2002, Edgewater loaned the Issuer an additional aggregate principal amount of $500,000 pursuant to an amendment to the April Purchase Agreement (the "April 29 Debt"). On August 21, 2002, Edgewater loaned the Issuer an additional aggregate principal amount of $500,000 pursuant to an amendment to the April Purchase Agreement (the "August 21 Debt"). On October 22, 2002, Edgewater loaned the Issuer an additional aggregate principal amount of $250,000 pursuant to an amendment to the April Purchase Agreement (the "October 22 Debt"). On November 1, 2002, Edgewater loaned the Issuer an additional aggregate principal amount of $250,000 pursuant to an amendment to the April Purchase Agreement (the "November 1 Debt," and together with the March Debt, the April 16 Debt, the April 29 Debt, the August 21 Debt and the October 22 Debt, the "New Debt"). In addition, pursuant to the terms of the April Purchase Agreement, as amended, the parties thereto agreed (a) to amend the terms of the Old Debt, such that the Old Debt, plus accrued interest thereon, shall be convertible in shares of Series A Convertible Preferred Stock (the "Series A Stock") of the Issuer at a price per share equal to $0.75, upon the satisfaction or waiver of certain conditions set forth in the April Purchase Agreement, as amended, which conditions include the receipt of shareholder approval of an amendment to the Issuer's Articles of Incorporation (the "Conditions"), and (b) that, other than $2,000,000 of the New Debt (the "Edgewater Special Debt"), the June Debt and the New Debt shall be convertible into shares of Series B Convertible Preferred Stock (the "Series B Stock") of the Issuer at a price per share equal to $0.75, upon the satisfaction or waiver of the Conditions (the "Financing"). The Series A Stock is immediately convertible into shares of Common Stock of the Issuer on a one-for-one basis, subject to certain antidilution adjustments. The Series B Stock is immediately convertible into shares of Common Stock of the Issuer on a three-for-one basis, subject to certain antidilution adjustments; provided, however, such securities will be convertible into shares of Common Stock of the Issuer on a one-for-one basis if the holder thereof elects to receive the liquidating preference of the Series B Stock upon a liquidation event of the Issuer.

         On July 12, 2002, the requisite number of shareholders of the Issuer approved the Financing and the amendments to the Issuer's Articles of Incorporation authorizing the Series A Stock and the Series B Stock. On November 11, 2002, (a) Edgewater and TIME converted the Old Debt into the number of shares of Series A Stock set forth opposite their respective names on Schedule 1 attached hereto, and (b) Edgewater converted the New Debt, other than the Edgewater Special Debt, and TIME converted the June Debt into the number of shares of Series B Stock set forth opposite their respective names on Schedule 1 attached hereto.

         Each of Edgewater, TIME and Overseas, as the case may be, acquired the shares of Common Stock, Series A Stock, Series B Stock, the Old Debt, the June Debt and the New Debt (collectively, the "Securities") described above with funds invested by its general and limited partners for the purpose of acquiring equity securities.

Item 4.  Purpose of Transaction.
         ----------------------

         The Reporting Person acquired the Securities for investment purposes. The Purchase Agreements and the April Purchase Agreement contain certain provisions restricting the ability of the Issuer to effect a merger, consolidation, reorganization, sale of assets or sale of a

                                  SCHEDULE 13D
CUSIP No. 539577304                                           Page 6 of 11 Pages

controlling ownership interest without the consent of certain of the Reporting Person. In addition, in connection with the acquisition of the Securities, Edgewater, TIME and certain other shareholders of the Issuer entered into an Amended and Restated Shareholders' Agreement (the "Shareholder Agreement") pursuant to which each shareholder a party thereto agreed to vote their shares to elect two (2) persons to the Board of Directors of the Issuer, one (1) of whom to be designated by Edgewater and the other to be designated by Edgewater and TIME.

         In addition, Edgewater, TIME and certain shareholders of the Issuer entered into a Voting Agreement (the "Voting Agreement"), pursuant to which such shareholders have agreed to vote their shares (a) to elect the Board of Directors of the Issuer as follows: (i) two (2) persons to be designated by Edgewater (the "Series B Representatives"); (ii) one (1) person designated by TIME (the "July Representative"); (iii) the current Chief Executive Officer of the Issuer ("CEO"); (iv) one (1) person designated by the CEO (the "CEO Representative"); and (v) three (3) persons designated by mutual agreement of the July Representative, the Series B Representatives and the CEO, all of whom shall be independent outside directors, and (b) to approve all actions required to approve the Financing and the conversion of the Old Debt, the New Debt and the June Debt into shares of Series A Stock and Series B Stock, as applicable. Certain of the shareholders who are a party to the Voting Agreement have executed an irrevocable proxy (an "Irrevocable Proxy") in favor of Edgewater to vote their shares in accordance with the terms of the Voting Agreement.

         On April 16, 2002, Edgewater and the Issuer entered into a letter agreement (the "April 16, 2002 Letter Agreement") whereby, subject to certain conditions, Edgewater committed to loan the Issuer an additional $1,360,000 of convertible secured debt less the amounts of any debt or equity financing received by the Issuer from third parties subsequent to April 16, 2002 (the "Additional Debt"), and such Additional Debt was to be convertible into shares of a newly created series of preferred stock of the Issuer at a conversion rate of $0.25 per share. Subsequent to April 16, 2002, Edgewater loaned the Issuer an additional $1,500,000; provided, however, that the Issuer and Edgewater agreed that such additional indebtedness be funded pursuant to the terms of the April Purchase Agreement and be deemed to be part of the Edgewater Special Debt in lieu of being funded pursuant to the terms of the April 16, 2002 Letter Agreement. Furthermore, on October 22, 2002, Edgewater and Issuer reached a tentative agreement whereby in lieu of converting the Edgewater Special Debt in accordance with the April Purchase Agreement, the Edgewater Special Debt would be convertible into shares of a to-be-designated senior Series B-1 Convertible Preferred Stock (the "Series B-1 Stock") at a price per share equal to $0.75 (the "Series B-1 Conversion"). The terms and conditions of the Series B-1 Stock and the Series B-1 Conversion are still subject to the negotiation of definitive agreements. If the parties are unable to negotiate final documentation with respect to the Series B-1 Conversion, the Edgewater Special Debt will continue to be convertible into Series B Stock pursuant to the April Purchase Agreement.

         Also, on November 1, 2002, the Issuer and Edgewater entered into a letter agreement whereby in consideration for the funding of the October 22 Debt and the November 1 Debt the Issuer agreed to issue to Edgewater, upon the consummation of the Series B-1 Conversion, a warrant to purchase $1,000,000 worth of Series B-1 Convertible Preferred Stock.

         Except as otherwise set forth in this Item 4, the Reporting Person does not propose any of the following:

                                  SCHEDULE 13D
CUSIP No. 539577304                                           Page 7 of 11 Pages

                  (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material part of the assets of the Issuer or any of its subsidiaries;

                  (d) Any change to the present board of directors or management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the present capitalization or dividend policy of the Issuer;

                  (f) Any other material change in the Issuer's business or corporate structure, including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

                  (g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

                  (j) Any action similar to any of those enumerated above.

Item 5.  Interest in the Securities of the Issuer.
         ----------------------------------------

                  (a) and (b)

                  As of the date of this Statement, Edgewater was deemed to beneficially own an aggregate of 33,077,207 shares of Common Stock of the Issuer, which includes 6,113,611 shares of Common Stock into which the Series A Stock held by Edgewater is immediately convertible, 12,868,044 shares of Common Stock into which the Series B Stock held by Edgewater is immediately convertible, which beneficial ownership currently represents 88.9% of the 37,181,988 shares of outstanding Common Stock on an as-converted basis.1 The number of shares deemed to be beneficially owned also includes the 11,645,551 shares of Common Stock (the "Proxy Shares") with respect to which Edgewater

---------------------
1 This number represents 18,200,333 shares of outstanding Common Stock (based upon the number of outstanding shares of Common Stock provided to Edgewater by the Issuer on November 11, 2002), plus the 18,981,655 shares of Common Stock into which the Series A Stock, the Series B Stock and the Edgewater Special Debt held by Edgewater is currently convertible into.

                                  SCHEDULE 13D
CUSIP No. 539577304                                           Page 8 of 11 Pages


                  has sole voting power as a result of the Irrevocable Proxies granted to it pursuant to the Voting Agreement. Edgewater does not have the right to vote the Proxy Shares on matters other than those set forth in the Voting Agreement and Irrevocable Proxies and does not share voting power with respect to any other shares which it beneficially owns. Edgewater does not have any power to dispose or direct the disposition of the Proxy Shares. Consequently, Edgewater has (i) the power to vote or direct the vote of 33,077,207 shares of Common Stock and (ii) the power to dispose or direct the disposition of 21,431,656 shares of Common Stock, subject to federal and state securities laws.

                  To the best knowledge of Edgewater, none of the other persons or entities listed in Item 2 beneficially owns any other shares of the Issuer.

                  (c)      See Item 3 above.

                  (d)      Not applicable.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         -------------------------------------------------------------

         Other than the agreements and the understandings discussed in Items 3 and 4 above, neither the Reporting Person nor any general partner, director or executive officer of the Reporting Person has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the Securities, including transfer or voting thereof, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

1. Stock Purchase Agreement dated as of February 18, 2000, by and among the Issuer, Edgewater, TIME and certain other investors (incorporated by reference to Exhibit 4.1 to the Issuer's Form 8-K (File No. 0-9129) filed with the SEC on February 28, 2000).

2. Stock Purchase Agreement dated as of September 29, 2000, by and among the Issuer, Edgewater, TIME and certain other investors (incorporated by reference to Exhibit 99.2 to the Issuer's Form 8-K (File No. 0-9129) filed with the SEC on October 16, 2000).

3. Convertible Bridge Loan Agreement dated as of July 21, 2000, by and among the Issuer, Edgewater and TIME (incorporated by reference to Exhibit 10.27 to the Issuer's Quarterly Report on Form 10-QSB (File No. 0-9129) filed with the SEC on November 11, 2000).

4. Amended and Restated Shareholder Agreement dated as of July 21, 2000, by and among the Issuer, Edgewater, TIME and certain other shareholders (incorporated

                                  SCHEDULE 13D
CUSIP No. 539577304                                           Page 9 of 11 Pages

         by reference to Exhibit 4 to the Schedule 13D filed by Edgewater, TIME and Overseas on February 21, 2002 with the SEC).

5. Note and Preferred Stock Purchase Agreement dated as of April 16, 2002, by and among the Issuer, Edgewater, TIME and certain other parties named therein (incorporated by reference to Exhibit 4.27 to the Issuer's Annual Report on Form 10-K (File No. 001-15493) filed with the SEC on April 17, 2002).

6. Voting Agreement dated as of April 16, 2002, by and among Edgewater, TIME and certain other shareholders of the Issuer (incorporated by reference to Exhibit 4.40 to the Issuer's Annual Report on Form 10-K (File No. 001-15493) filed with the SEC on April 17, 2002).

7. Letter Agreement dated as of April 16, 2002 by and between Edgewater and the Issuer (incorporated by reference to Exhibit 7 to Amendment No. 1 to Schedule 13D filed by Edgewater, TIME and Overseas on May 1, 2002 with the SEC).

8. Letter Agreement dated as of November 1, 2002 by and between Edgewater and the Issuer.

9. Amendment No. 1 to The Note and Preferred Stock Purchase Agreement, dated April 29, 2002, by and between the Issuer and Edgewater.

10. Amendment No. 2 to The Note and Preferred Stock Purchase Agreement, dated June 14, 2002, by and between the Issuer and Edgewater.

11. Amendment No. 3 to The Note and Preferred Stock Purchase Agreement, dated July 18, 2002, by and between the Issuer and Edgewater.

12. Amendment No. 4 to The Note and Preferred Stock Purchase Agreement, effective July 31, 2002, by and between the Issuer and Edgewater.

13. Amendment No. 5 to The Note and Preferred Stock Purchase Agreement, effective August 21, 2002, by and between the Issuer and Edgewater.

14. Amendment No. 6 to The Note and Preferred Stock Purchase Agreement, effective October 22, 2002, by and between the Issuer and Edgewater.

15. Amendment No. 7 to The Note and Preferred Stock Purchase Agreement, effective November 1, 2002, by and between the Issuer and Edgewater.

                                  SCHEDULE 13D
CUSIP No. 539577304                                          Page 10 of 11 Pages


                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement with respect to it is true, complete and correct.

         Date: November 13, 2002

By:  /s/ James A. Gordon
     ------------------------------------
     James A. Gordon
     President of Gordon Management, Inc.,
     General Partner to Edgewater III
     Management, L.P., which is the General
     Partner of Edgewater Private Equity Fund
     III, L.P.

                                  SCHEDULE 13D
CUSIP No. 539577304                                          Page 11 of 11 Pages

                                   SCHEDULE 1

REPORTING PERSON          DEBT                   SERIES A STOCK          SERIES B STOCK         COMMON STOCK1
------------------------- ---------------------- ----------------------- ---------------------- -------------
Edgewater                 July Debt              6,113,611               N/A                    6,113,611
------------------------- ---------------------- ----------------------- ---------------------- -------------
Edgewater                 New Debt2              N/A                     1,622,681              4,868,044
------------------------- ---------------------- ----------------------- ---------------------- -------------
TIME                      July Debt              2,037,870               N/A                    2,037,870
------------------------- ---------------------- ----------------------- ---------------------- -------------
TIME                      December Debt          1,544,000               N/A                    1,544,000
------------------------- ---------------------- ----------------------- ---------------------- -------------
TIME                      June Debt              N/A                     593,185                1,779,556
------------------------- ---------------------- ----------------------- ---------------------- -------------

---------------------
1 The number of shares of Common Stock into which such Series A Stock or Series B Stock is initially convertible.

2 Excluding the Edgewater Special Debt. Currently, the Edgewater Special Debt is immediately convertible into 2,666,667 shares of Series B Stock which, in turn, is immediately convertible into 8,000,000 shares of Common Stock.